Exhibit I

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of September 30, 2025, including the debt of the M/V Manzanillo Express which is presented within discontinued operations, as determined in accordance with GAAP. You should read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the nine months ended September  30, 2025, included in our Report on Form 6-K furnished to the United States Securities and Exchange Commission on November 6, 2025. No adjustments have been made to reflect normal course operations by us or other developments in our business after September 30, 2025. As a result, the information provided below is not indicative of our capitalization as of any date after September 30, 2025. Amounts have been rounded to the nearest thousand for presentation purposes and as a result total amounts may not represent arithmetical sums of components.

As of September 30, 2025 $ thousands
Debt
Credit Facilities	717,871
Sales and Lease Back Agreements	1,520,991
Unsecured Bonds	292,329
Total borrowings	2,531,191
Total indebtedness	2,531,191
Capital
Share Capital (59,082,322 common shares issued and outstanding and 1,221,061 Treasury Shares as of September 30, 2025)	603
Paid-in Capital	1,253,149
Retained earnings	209,769
Accumulated other comprehensive loss	(594)
Total Capital	1,462,927
Total capitalization and indebtedness	3,994,118